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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2003

                                   ELTEK LTD.
                              (Name of Registrant)


                  Sgoola Industrial Zone, Petach Tikva, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

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




                                   ELTEK LTD.



6-K Items


1. Press Release re Eltek Ltd. Reports Second Quarter and First Half 2003 Results dated October 2, 2003.

                                                                          ITEM 1

Press Release                                                 Source: ELTEK Ltd.

Eltek Ltd. Reports Second Quarter and First Half 2003 Results

Thursday October 2, 11:44 am ET

PETACH-TIKVA, Israel--(BUSINESS WIRE)--Oct. 2, 2003--Eltek Ltd. (Nasdaq:ELTK -
News), the leading Israeli manufacturer of advanced circuitry solutions, today announced results for the second quarter and six months ended June 30, 2003.

Eltek reported revenues for the three months ended June 30, 2003 of NIS 25.9 million ($6.0 million), compared with NIS 28.2 million ($6.5 million) during the second quarter of 2002. Net loss for the quarter totaled NIS 2.6 million ($599,000), or NIS 0.95 per diluted share ($0.22), compared with a net loss of NIS 1.1 million ($256,000), or NIS 0.43 per diluted share ($0.10), for the second quarter of 2002.

For the six-month period ended June 30, 2003, the Company reported revenues of NIS 54.3 million ($12.6 million), compared with revenues of NIS 56 million ($13 million) for the comparable period in 2002.

Net loss for the six-month period ended June 30, 2003 was NIS 6.3 million ($1.5 million), or NIS 2.14 ($0.50) per share, compared with a net loss of NIS 2.3 million ($526,000) or NIS 0.77 ($0.18) per share for the same period in 2002.

"The results of the second quarter of 2003 have met our expectations," commented Arieh Reichart, President and Chief Executive Officer of Eltek. "We continued to make progress towards reaching our goal of achieving positive cash flow in the second half of 2003 and were able to report sequential decrease in our quarterly net losses by reducing operating expenses, eliminating non profitable revenue items and stabilizing our gross profit - while increasing our international operations."

                                    Q2/2003      Q1/2003     Q4/2002
---------------------------------- ----------  -----------  ----------
                                               ($ million)
---------------------------------- ----------  -----------  ----------
Revenues                                 6.0          6.6         6.4
---------------------------------- ----------  -----------  ----------
Gross Profit (loss)                     0.27         0.28       (0.38)
---------------------------------- ----------  -----------  ----------
SG&A                                    0.83         0.96        1.01
---------------------------------- ----------  -----------  ----------
Net Loss                               (0.60)       (0.86)      (1.60)
---------------------------------- ----------  -----------  ----------

"I am encouraged with Eltek's ongoing progress and feel that much has been accomplished over the past challenging months to position Eltek to realize its potential in the complex high-end of the PCB manufacturing markets. We have the right products and team in place to drive the company to sustained positive cash flow," added Mr. Reichart.

About the Company

Eltek is Israel's leading manufacturers of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. The Company has invested heavily in upgrading its production facilities over the past five years.

For more information, visit Eltek's World Wide Web site at www.eltekglobal.com
                                                           -------------------

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

                                   ELTEK LTD.
                      Consolidated Statements of Operations
                 Adjusted to New Israeli Shekels as of June 2003
                (In thousands, except per share data)

                                  Convenience              Convenience
                                  Translation              Translation
                                   --------                 --------
                      Six months ended          Three months ended
                          June 30,                   June 30,
                 -------------------------- --------------------------
                   2002     2003     2003     2002     2003     2003
                   NIS      NIS     U.S. $    NIS      NIS     U.S. $
                                      (Unaudited)

Revenues          56,044   54,326   12,599   28,175   25,855    5,997
Costs of
 revenues        (51,483) (51,969) (12,052) (25,962) (24,709)  (5,731)
                 -------- -------- -------- -------- -------- --------

Gross profit       4,561    2,357      547    2,213    1,146      266

Research and
 development
 costs, net         (118)      18        4     (118)       -        -

Selling,
 general and
 administrative
 expenses         (7,025)  (7,715)  (1,789)  (3,676)  (3,569)    (828)

Amortization
 of goodwill           -     (258)     (60)       -     (129)     (30)
                 -------- -------- -------- -------- -------- --------
Operating
 loss             (2,582)  (5,598)  (1,298)  (1,581)  (2,552)    (592)

Financial income
 (expenses), net     321     (451)    (105)     490       28        6
                 -------- -------- -------- -------- -------- --------
Loss before
 other income,
 net              (2,261)  (6,049)  (1,403)  (1,091)  (2,524)    (586)

Other income,
 net                   8       29        7        -       24        6
                 -------- -------- -------- -------- -------- --------
Loss before
 taxes on income  (2,253)  (6,020)  (1,396)  (1,091)  (2,500)    (580)
Taxes on income       46     (186)     (43)      46      (59)     (14)
                 -------- -------- -------- -------- -------- --------
Net loss after
 taxes on income  (2,207)  (6,206)  (1,439)  (1,045)  (2,559)    (594)

Minority share in
 subsidiary's
 net income          (60)     (69)     (16)     (60)     (22)      (5)
                 -------- -------- -------- -------- -------- --------
Net loss for the
 period           (2,267)  (6,275)  (1,455)  (1,105)  (2,581)    (599)
                 ======== ======== ======== ======== ======== ========

Basic loss per
 NIS 1 par value
 of the share
 capital(A)        (0.77)   (2.14)   (0.50)   (0.38)   (0.88)   (0.20)
                 ======== ======== ======== ======== ======== ========
Total par value
 of shares used
 to compute basic
 net loss per
 NIS 1 par
 value of share    2,932    2,932    2,932    2,932    2,932    2,932
                 ======== ======== ======== ======== ======== ========
Diluted loss per
 NIS 1 par value
 of the share
 capital(A)        (0.77)   (2.14)   (0.50)   (0.43)   (0.95)   (0.22)
                 ======== ======== ======== ======== ======== ========
Total par value
 of shares used
 to compute
 diluted net
 loss per NIS 1
 par value of
 share             2,932    2,932    2,932    3,230    3,201    3,201
                 ======== ======== ======== ======== ======== ========

Note A: Ordinary shares of a par value of NIS 0.6 each.


                                   Eltek Ltd.
                      Consolidated Condensed Balance Sheets
                 Adjusted to New Israeli Shekels as of June 2003

                                                           Convenience
                                                           Translation
                                                           -----------
                                           June 30,         June 30,
                                     --------------------- -----------
                                        2002       2003       2003
                                        NIS        NIS       U.S. $
                                     ---------- ---------- -----------
                                         (Unaudited in thousands)
Assets

Current assets
Cash and cash equivalents               12,302      3,301         766
Receivables: Trade                      31,333(B)  25,238       5,853
             Other                         935      2,001         464
Inventories                             13,160     12,221       2,834
Prepaid expenses                         1,122      1,017         236
                                     ---------- ---------- -----------
Total current assets                    58,852     43,778      10,153
                                     ---------- ---------- -----------

Property and equipment, net             58,139     48,545      11,258
                                     ---------- ---------- -----------

Goodwill                                 5,096      4,691       1,088
                                     ---------- ---------- -----------

Total assets                           122,087     97,014      22,499
                                     ========== ========== ===========

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current
 maturities of long-term debts          23,209     17,293       4,010
Trade payables                          19,643     25,444       5,901

Other liabilities and accrued
 expenses                               10,636(B)   8,891       2,062
                                     ---------- ---------- -----------

Total current liabilities               53,488     51,628      11,973
                                     ---------- ---------- -----------
Long-term liabilities
Long term debt, excluding current
 maturities                             21,160     17,479       4,054
Employee severance benefits                965        935         217
                                     ---------- ---------- -----------

Total liabilities                       75,613     70,042      16,244
                                     ---------- ---------- -----------

Minority interests                       1,932      1,928         447
                                     ---------- ---------- -----------
Shareholder's equity Ordinary shares, NIS 0.6 par value.
 Authorized 50,000,000 shares,
 issued and outstanding 4,885,651
 shares                                 29,747     29,747       6,899
Additional paid in capital              52,717     52,717      12,226
Capital reserves related to loans
 from controlling shareholders          10,151     10,151       2,354
Cumulative foreign currency
 translation adjustments                    65        510         118
Capital reserve                          6,780      6,780       1,572

Accumulated deficit                    (54,918)   (74,861)    (17,361)
                                     ---------- ---------- -----------

Total shareholder's equity              44,542     25,044       5,808
                                     ---------- ---------- -----------
Total liabilities and shareholders'
 equity                                122,087     97,014      22,499
                                     ========== ========== ===========

Note B: Reclassified


______________
Contact:
     ELTEK Ltd.
     Dovi Frumovich, +972-3-9395040
     fdovi@eltek.co.il

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        ELTEK LTD.
                                        --------------
                                          (Registrant)



                                        By: /s/Arieh Reichart
                                           ------------------
                                           Arieh Reichart
                                           President and Chief Executive Officer



Date:   October 3, 2003